UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Avanti Acquisition Corp.

(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE S0.0001

(Title of Class of Securities)

G0682V109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0682V109

1.	Names of Reporting Persons Avanti Acquisition SCSp
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 14,925,000(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 14,925,000(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,925,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ See footnote 2 below.
11.	Percent of Class Represented by Amount in Row (9) 19.9%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G0682V109

1.	Names of Reporting Persons Avanti Acquisition GP S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 14,925,000(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 14,925,000(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,925,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ See footnote 2 below.
11.	Percent of Class Represented by Amount in Row (9) 19.9%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

(1)

See Item 4 below. Represents 14,925,000 shares of Class B ordinary shares, $0.0001 par value per share, of the Issuer (the “Class B ordinary shares”) directly held by Avanti Acquisition SCSp. The Class B ordinary shares will automatically convert into Class A ordinary shares, par value $0.0001 per share, of the Issuer (the “Class A ordinary shares”) at the time of the issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, as more fully described in the Issuer’s amended and restated memorandum and articles of association or under the heading “Description of Securities-Founder Shares” in the Issuer’s final prospectus (File Nos. 333-248838 and 333-249241), filed in connection with the Issuer’s initial public offering.

(2)	Excludes 14,000,000 Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable.
(3)

Based on 60,000,000 Class A ordinary shares and 17,250,000 Class B ordinary shares issued and outstanding as of November 16, 2020, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 16, 2020 (further adjusted for the automatic surrender by Avanti Acquisition SCSp to the Issuer of 2,250,000 Class B ordinary shares for no consideration pursuant to a contractual arrangement with the Issuer, triggered by the expiration of the option of the underwriters of the Issuer’s initial public offering to purchase additional units), and assuming the conversion of all the Class B ordinary shares held by Avanti Acquisition SCSp.

Item 1(a).	Name of Issuer

Avanti Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

PO Box 1093, Boundary Hall,

Cricket Square, Grand Cayman,

Cayman Islands KY1-1102

Item 2(a).	Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Avanti Acquisition SCSp (the “Sponsor”)

2.	Avanti Acquisition GP S.à r.l. (“General Partner”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

5, Avenue Gaston Diderich

L-1420 Luxembourg

Grand Duchy of Luxembourg

Item 2(c).	Citizenship

See Item 4 on each of the cover pages.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share

The Class A ordinary shares are the class of ordinary shares of the Issuer registered pursuant to the Act. The Reporting Persons own Class B ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted bases, 20% of the sum of the total number of all ordinary shares outstanding upon completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to Avanti Acquisition SCSp or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

G0682V109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

☐	(a) a broker or dealer registered under Section 15 of the Exchange Act.

☐	(b) a bank as defined in Section 3(a)(6) or the Exchange Act.

☐	(c) an insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) an investment company registered under Section 8 of the Investment Company Act.

☐	(e) an investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E).

☐	(f) an employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(F).

☐	(g) a parent holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(G).

☐	(h) a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) a church plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) a non-U.S. institution in accordance with Rule 13d-1 (b)(1)(ii)(J).

☐	(k) a group in accordance with Rule 13d-1(b)(1)(ii)(K).

☒	Not applicable

Item 4.	Ownership

The responses to Items 5 to 11 of the cover page of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Persons directly hold 14,925,000 Class B ordinary shares, representing 19.9% of the Issuer’s issued and outstanding ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holders thereof at a one-for-one basis, subject to adjustment, as more fully described in the Issuer’s amended and restated memorandum and articles of association or under the heading “Description of Securities-Founder Shares” in the Issuer’s final prospectus (File Nos. 333-248838 and 333-249241), filed in connection with the Issuer’s initial public offering.

The Sponsor is the record holder of the shares reported herein. The Sponsor is a partnership, and is controlled by General Partner, and as such has voting and investment discretion with respect to the securities held by the the reporting person and may be deemed to have beneficial ownership of the securities held directly by the Sponsor. General Partner is controlled by its managers Pedro Arias-Douce, Johann Dumas, Jérôme Guiraud and Bjorn Schuurmans. Each manager has one vote, and the approval of a majority of the managers is required to approve an action of the Sponsor. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities.

Consequently, each of Pedro Arias-Douce, Johann Dumas, Jérôme Guiraud and Bjorn Schuurmans disclaims, for purposes of Section 16 of the Act, beneficial ownership of the reported securities held by the Sponsor, except to the extent of his indirect pecuniary interest therein. This report shall not be deemed an admission that either Pedro Arias-Douce, Johann Dumas, Jérôme Guiraud or Bjorn Schuurmans are the beneficial owners of such securities for purposes of Section 16 of the Act or for any other purposes.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021	AVANTI ACQUISITION SCSP

	By:	AVANTI ACQUISITION GP S.À R.L., its general partner

	By:	/s/ Johann Dumas
	Name:	Johann Dumas
	Title:	Class A Manager

	By:	/s/ Bjorn Schuurmans
	Name:	Bjorn Schuurmans
	Title:	Class B Manager

AVANTI ACQUISITION GP S.À R.L.

	By:	/s/ Johann Dumas
	Name:	Johann Dumas
	Title:	Class A Manager

	By:	/s/ Bjorn Schuurmans
	Name:	Bjorn Schuurmans
	Title:	Class B Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, dated as of February 12, 2021, by and among Avanti Acquisition SCSp and Avanti Acquisition GP S.à r.l.